Exhibit 12.1

VIACOM INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(Tabular in millions except ratios)

	Nine Months Ended September 30, 2006		Twelve Months Ended December 31,
			2005		2004		2003		2002		2001
Earnings before income taxes	$1,620.0		$2,318.3		$2,244.2		$1,956.2		$1,671.7		$1,056.8
Add:
Distributions from affiliated companies	12.8		44.5		16.3		36.0		35.6		54.3
Interest expense, and amortization of debt discount on indebtedness	318.2		23.0		24.2		23.2		40.9		39.2
Capitalized interest amortized	—		—		—		—		—		—
1/3 of rental expense	52.5		46.9		32.7		29.6		28.5		23.3

Total Earnings	$2,003.5		$2,432.7		$2,317.4		$2,045.0		$1,776.7		$1,173.6

Fixed charges:
Interest expense, and amortization of debt discount on indebtedness	$318.2		$23.0		$24.2		$23.2		$40.9		$39.2
1/3 of rental expense	52.5		46.9		32.7		29.6		28.5		23.3

Total fixed charges	$370.7		$69.9		$56.9		$52.8		$69.4		$62.5

Preferred Stock dividend requirements	—		—		—		—		—		—

Total fixed charges and Preferred Stock dividend requirements	$370.7		$69.9		$56.9		$52.8		$69.4		$62.5

Ratio of earnings to fixed charges	5.4	x	34.8	x	40.7	x	38.7	x	25.6	x	18.8	x

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	5.4	x	34.8	x	40.7	x	38.7	x	25.6	x	18.8	x